EXHIBIT 99.1

Profound Medical Announces Second Quarter 2024 Financial Results

TORONTO, Aug. 08, 2024 (GLOBE NEWSWIRE) -- Profound Medical Corp. (NASDAQ:PROF; TSX:PRN) (“Profound” or the “Company”), a commercial-stage medical device company that develops and markets customizable, incision-free therapies for the ablation of diseased tissue, today reported financial results for the second quarter ended June 30, 2024. Unless specified otherwise, all amounts in this press release are expressed in U.S. dollars and are presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Business Highlights

  The TULSA-PRO® systems installed base grew from 53 at the end of Q1-2024 to 57 as of the end of Q2-2024; Profound continues to expect that to grow to 75 TULSA-PRO® systems this year.
  Profound continued to see a wide variety of prostate disease patients treated by its TULSA-PRO® customers in the second quarter of 2024:
    73% were treated for prostate cancer, 15% were hybrid patients suffering from both prostate cancer and benign prostatic hyperplasia (“BPH”), 8% were salvage, and 4% were men with BPH only;
    For cancer grade, 5% were GG1, 50% were GG2, 34% were GG3, and 11% were GG4 & GG5;
    In terms of ablation, 50% were whole gland; 29% were sub-total but more than half the gland; and 21% were hemi-ablations or focal therapy; and
  For prostate size, 6% were < 20cc; 45% were 20 – 40cc; 30% were 40-60cc; 12% were 60-100cc; and 7% were over 100cc.
  In May 2024, Profound received U.S. Food and Drug Administration (“FDA”) clearance for its second TULSA-AI module, Contouring Assistant, a machine learning-based prostate segmentation tool designed to assist in efficiently delineating the prostate and target patient volume. The Company continues to develop its third TULSA-AI module, TULSA-BPH, for use in conjunction with the TULSA-PRO® system and expects to provide additional details on that later this year.
  In July 2024, the U.S. Centers for Medicare & Medicaid Services (CMS) issued its proposed outpatient prospective payment system (OPPS) reimbursement rule for the three new CPT® Category 1 codes and their descriptors covering the TULSA procedure, with the final rule anticipated in November 2024, which will become effective on January 1, 2025.
  The ongoing Level 1 CAPTAIN trial comparing the TULSA procedure to radical prostatectomy in men with localized prostate cancer remains on track to complete patient enrollment by the end of this year, and Profound anticipates beginning to report interim data from this post-market study in the first half of 2025.

“While we continue to make strong commercial progress, in some ways we are just approaching the starting line as we make final preparations for the permanent CPT® Category 1 codes for TULSA going into effect at the beginning of 2025, an anticipated major inflection point for our business,” said Arun Menawat, Profound’s CEO and Chairman. “Adequate reimbursement is generally considered essential for treatment technology innovators like Profound to drive forward widespread adoption and, importantly, we believe CMS’ proposed rule for TULSA will put us on at least a level playing field with competing current standard-of-care and other prostate disease treatment modalities.”

Second Quarter 2024 Results

For the quarter ended June 30, 2024, the Company recorded revenue of $2.23 million, with $1.46 million from recurring revenue, which consists of the sale of TULSA-PRO® consumables, lease of medical devices, procedures and services associated with extended warranties, and $773,000 for one-time sale of capital equipment. Second quarter 2024 revenue increased 39% from $1.60 million in the same three-month period a year ago.

Total operating expenses, which consist of research and development (“R&D”), general and administrative (“G&A”), and selling and distribution (“S&D”) expenses, were $9.3 million in the second quarter of 2024, an increase of 24% compared with $7.5 million in the second quarter of 2023.

Expenditures for R&D for the three months ended June 30, 2024 were $4.2 million, an increase of 33% compared with $3.2 million in the three months ended June 30, 2023, primarily due to various R&D projects undertaken during the period, which included fixture developments, yield improvements and additional materials for clinical trials, higher headcount and lower reimbursement of workforce costs. Partially offsetting these amounts was a decrease in share-based compensation due to fewer awards granted to employees.

G&A expenses for the 2024 second quarter were $2.1 million, essentially unchanged from the same period in 2023. Salaries and benefits increased due to higher cost of living salary increases. Partially offsetting this was a decrease to insurance expense due to lower premium rates and a decrease to general office expenses.

Second quarter 2024 S&D expenses increased by 32% to $3.0 million, compared with $2.3 million in the second quarter of 2023. This was driven by increases in salaries and benefits, consulting fees and travel due to increased salesforce and commission payments, consultants engaged to assist with Veteran Affairs and military sales markets, and increased in-person conferences and customer meetings.

Net finance income for the three months ended June 30, 2024 was $934,000, compared with net finance expense of $884,000 in the three months ended June 30, 2023.

Second quarter 2024 net loss was $6.9 million, or $0.28 per common share, compared to $7.3 million, or $0.35 per common share, in the three months ended June 30, 2023.

Current 2024 Outlook

As previously disclosed, based on the Company’s current business planning and budgeting activities, Profound anticipates its total revenue for full-year 2024 to be in the range of $11.0 million to $12.0 million, representing total year-over-year revenue growth of 53% to 67%.

Liquidity and Outstanding Share Capital

As at June 30, 2024, Profound had cash of $34.1 million.

As at August 8, 2024, Profound had 24,481,835 common shares issued and outstanding.

For complete financial results, please see Profound’s filings at www.sedarplus.ca, www.sec.gov and on the Company’s website at www.profoundmedical.com under “Financial” in the Investors section.

Conference Call Details

Profound Medical is pleased to invite all interested parties to participate in a conference call today at 4:30 pm ET during which time the results will be discussed.

To participate in the conference call by telephone, please pre-register via this link to receive the dial-in number and your unique PIN.

The call will also be broadcast live and archived on the Company's website at www.profoundmedical.com under "Webcasts" in the Investors section.

About Profound Medical Corp.

Profound is a commercial-stage medical device company that develops and markets customizable, incision-free therapies for the ablation of diseased tissue.

Profound is commercializing TULSA-PRO®, a technology that combines real-time MRI, robotically-driven transurethral ultrasound and closed-loop temperature feedback control. TULSA-PRO® is designed to provide customizable and predictable radiation-free ablation of a surgeon-defined prostate volume while actively protecting the urethra and rectum to help preserve the patient’s natural functional abilities. TULSA-PRO® has the potential to be a flexible technology in customizable prostate ablation, including intermediate stage cancer, localized radio-recurrent cancer, retention and hematuria palliation in locally advanced prostate cancer, and the transition zone in large volume benign prostatic hyperplasia (“BPH”). TULSA-PRO® is CE marked, Health Canada approved, and 510(k) cleared by the U.S. Food and Drug Administration (“FDA”).

Profound is also commercializing Sonalleve®, an innovative therapeutic platform that is CE marked for the treatment of uterine fibroids and palliative pain treatment of bone metastases. Sonalleve® has also been approved by the China National Medical Products Administration for the non-invasive treatment of uterine fibroids and has FDA approval under a Humanitarian Device Exemption for the treatment of osteoid osteoma. The Company is in the early stages of exploring additional potential treatment markets for Sonalleve® where the technology has been shown to have clinical application, such as non-invasive ablation of abdominal cancers and hyperthermia for cancer therapy.

Forward-Looking Statements

This release includes forward-looking statements regarding Profound and its business which may include, but is not limited to, any express or implied statements regarding current or future financial performance and position, including the Company’s year 2024 financial outlook and related assumptions; the expectations regarding the efficacy of Profound’s technology in the treatment of prostate cancer, BPH, uterine fibroids, palliative pain treatment and osteoid osteoma; and its future revenues/financial results. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of the management of Profound. The forward-looking events and circumstances discussed in this release, may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting the Company, including risks regarding the medical device industry, regulatory approvals, reimbursement, economic factors, the equity markets generally and risks associated with growth and competition, statements and projections regarding financial guidance and goals and the attainment of such goals may differ from actual results based on market factors and Profound’s ability to execute its operational and budget plans; and actual financial results may not be consistent with expectations, including that revenue, operating expenses and cash usage may not be within management's expected ranges. For additional risks, please see the Company’s annual information form for the year ended December 31, 2023 and other disclosure documents available on www.sedarplus.ca and www.sec.gov. Although Profound has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Profound undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise, other than as required by law.

Financial Outlook

This press release contains a financial outlook within the meaning of applicable securities laws. The financial outlook has been prepared by management of the Company to provide an outlook for the Company’s forecasted revenue for the 12 months to be ended December 31, 2024 and may not be appropriate for any other purpose. The financial outlook has been prepared based on a number of assumptions including the assumptions discussed under the heading “Forward-Looking Statements” herein. The actual results of the Company’s operations for any period may vary from the amounts set forth in these projections and such variations may be material. The Company and its management believe that the financial outlook has been prepared on a reasonable basis. However, because this information is highly subjective and subject to numerous risks, including the risks discussed under the heading “Forward-Looking Statements” herein, it should not be relied on as necessarily indicative of future results.

For further information, please contact:
Stephen Kilmer
Investor Relations
skilmer@profoundmedical.com
T: 647.872.4849

Profound Medical Corp.
Interim Condensed Consolidated Balance Sheets
(Unaudited)

	June 30, 2024 $	December 31, 2023 $

Assets

Current assets
Cash	34,079	26,213
Trade and other receivables	7,162	7,288
Inventory	6,732	6,989
Prepaid expenses and deposits	517	1,406
Total current assets	48,490	41,896

Property and equipment	680	909
Intangible assets	374	490
Right-of-use assets	488	616

Total assets	50,032	43,911

Liabilities

Current liabilities
Accounts payable and accrued liabilities	2,671	3,282
Deferred revenue	676	721
Long-term debt	2,024	2,104
Lease liability	258	259
Total current liabilities	5,629	6,366

Deferred tax liability	59	59
Long-term debt	3,943	5,000
Deferred revenue	735	728
Lease liability	427	578

Total liabilities	10,793	12,731

Shareholders’ Equity

Share capital	230,842	217,393
Contributed surplus	20,138	19,687
Accumulated other comprehensive income	19,308	12,031
Deficit	(231,049)	(217,931)

Total Shareholders’ Equity	39,239	31,180

Total Liabilities and Shareholders’ Equity	50,032	43,911

Profound Medical Corp.
Interim Condensed Consolidated Statements of Loss and Comprehensive Loss
(Unaudited)

	Three months ended June 30, 2024 $	Three months ended June 30, 2023 $	Six months ended June 30, 2024 $	Six months ended June 30, 2023 $

Revenue
Recurring - non-capital	1,460	1,602	2,942	3,069
Capital equipment	773	-	1,201	393
	2,233	1,602	4,143	3,462
Cost of sales	795	552	1,436	1,199
Gross profit	1,438	1,050	2,707	2,263

Operating expenses
Research and development	4,193	3,155	8,126	6,995
General and administrative	2,109	2,080	4,496	4,186
Selling and distribution	2,969	2,251	5,400	4,356
Total operating expenses	9,271	7,486	18,022	15,537

Operating loss	7,833	6,436	15,315	13,274

Net finance expense/(income)	(934)	884	(2,256)	739

Loss before income taxes	6,899	7,320	13,059	14,013

Income taxes expense	20	35	59	83

Net loss attributed to shareholders for the period	6,919	7,355	13,118	14,096

Other comprehensive (income)/loss
Item that may be reclassified to loss
Foreign currency translation adjustment- net of tax	(2,068)	4,117	(7,277)	4,164
Net loss and comprehensive loss for the period	4,851	11,472	5,841	18,260

Loss per share
Basic and diluted loss per common share	0.28	0.35	0.54	0.67

Profound Medical Corp.
Interim Condensed Consolidated Statements of Cash Flows
(Unaudited)

	Six months ended June 30, 2024 $	Six months ended June 30, 2023 $

Operating activities
Net loss for the period	(13,118)	(14,096)
Adjustments to reconcile net loss to net cash flows from operating activities:
Depreciation of property and equipment	383	351
Amortization of intangible assets	101	101
Depreciation of right-of-use assets	108	108
Share-based compensation	1,535	1,783
Interest and accretion expense	339	384
Deferred revenue	18	142
Change in fair value of derivative financial instrument	-	232
Net change in amortized cost of trade and other receivables	(168)	(79)
Changes in non-cash working capital balances
Trade and other receivables	13	(27)
Prepaid expenses and deposits	859	465
Inventory	(168)	(191)
Accounts payable and accrued liabilities	(508)	334
Income taxes payable	2	16
Foreign exchange on cash	(844)	(465)
Net cash flow used in operating activities	(11,448)	(10,942)

Financing activities
Issuance of common shares	22,938	-
Transactions costs paid	(1,859)	-
Payment of long-term debt	(1,227)	(372)
Proceeds from share options exercised	1	239
Proceeds from warrants exercised	-	2,423
Payment of lease liability	(145)	(146)
Total cash flow from financing activities	19,708	2,144

Net change in cash during the period	8,260	(8,798)
Foreign exchange on cash	(394)	1,556
Cash – Beginning of period	26,213	46,517
Cash – End of period	34,079	39,275